UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Chelsea Therapeutics International, Ltd.

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(Name of Issuer)

Common Stock, $.0001 par value

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(Title of Class of Securities)

15100K201

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(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15100K201
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,700 Shares
	8	SHARED VOTING POWER 3,062,218 Shares
	9	SOLE DISPOSITIVE POWER 24,700 Shares
	10	SHARED DISPOSITIVE POWER 3,062,218 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,918 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.47%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 3,062,218 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 3,062,218 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,218 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.37%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

    This Amendment No. 1 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value ("Common Stock"), of Chelsea Therapeutics International, Ltd. (the "Company"). The address of the Company is 13950 Ballantyne Corporate Place, Unit 325, Charlotte, North Carolina 28277. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3. Source and Amount of Funds or Other Consideration

    Acting on behalf of ECH, Austin purchased from October 13, 2006 to March 22, 2007 a total of 41,485 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $204,702.95. The primary source of funds for these purchases was existing funds of ECH.

    Acting on behalf of ECH, on February 8, 2007, Austin purchased from several entities warrants immediately exercisable into 113,442 shares of Common Stock for an aggregate consideration (exclusive of brokers' commissions) of $218,375.85. The primary source of funds for these purchases was existing funds of ECH.

    Acting on behalf of ECH, on February 15, 2007, Austin purchased from an individual warrants immediately exercisable into 6,558 shares of Common Stock for an aggregate consideration (exclusive of brokers' commissions) of $12,624.12. The primary source of funds for these purchases was existing funds of ECH.

    Acting on behalf of ECH, on March 22, 2007, Austin acquired directly from the Company without charge warrants immediately exercisable into 430,614 shares of Common Stock.

    Acting on behalf of ECH, on March 22, 2007, Austin purchased a total of 1,435,381 shares of Common Stock directly from the Company for an aggregate consideration of $6,774,998.32. The primary source of funds for these purchases was existing funds of ECH.

    Acting on behalf of the A.L. Elias Trust, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 700 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $3,959.06. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Anna L. Elias Trust, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 400 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,262.32. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the J.A. Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 700 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $3,959.06. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Josiah Zane Sylvester 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 800 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $4,524.64. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Josiah Zane Sylvester Trust, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 400 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,262.32. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust, in his capacity as Trustee, Austin purchased from February 28, 2007 to March 22, 2007 a total of 10,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $58,179.50. The primary source of funds for these purchases was existing funds of the Trust.

    Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from February 28, 2007 to March 22, 2007 a total of 11,700 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $67,019.50. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in U.S. dollars.

Item 5. Interest in Securities of the Issuer

    (a)     Austin is the beneficial owner of 3,086,918 shares of Common Stock (which is 13.47% based on 22,910,977 shares outstanding as of March 23, 2007, as reported on the Company's 10-K filed on March 12, 2007 and the Company's 8-K filed on March 23, 2007), in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 3,062,218 shares of Common Stock (which is 13.37% based on 22,910,977 shares outstanding as of March 23, 2007, as reported on the Company's 10-K filed on March 12, 2007 and the Company's 8-K filed on March 23, 2007). The total number of shares beneficially owned by Autin, as sole Managing Member of ECH, and by ECH directly include 550,614 shares of Common Stock that may be acquired through the exercise of various warrants, as described in Item 3 above.

    (b)     As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 24,700 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 3,062,218 shares of Common Stock.

    (c)     No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions. Where applicable, prices do not include brokerage fees.
Security	Reporting Person	Sale/Purchase	Date	Quantity	Price Per Unit
Common Stock	Austin, on behalf of ECH	Purchase(1)	2/6/2007	12,057	5.625
Common Stock	Austin, on behalf of ECH	Purchase(1)	2/7/2007	1,668	5.650
Warrant	Austin, on behalf of ECH	Purchase(2)	2/8/2007	Exercisable into 113,442 shares of Common Stock	1.925
Warrant	Austin, on behalf of ECH	Purchase(2)	2/15/2007	Exercisable into 6,558 shares of Common Stock	1.925
Common Stock	Austin, on behalf of ECH	Purchase(1)	2/27/2007	1,719	5.656
Common Stock	Austin, on behalf of A.L.Elias Trust	Purchase(1)	2/27/2007	700	5.656
Common Stock	Austin, on behalf of Josiah Zane Sylvester 2006 Grandchild Gift Trust	Purchase(1)	2/27/2007	800	5.656
Common Stock	Austin, on behalf of Josiah Zane Sylvester Trust	Purchase(1)	2/27/2007	400	5.656
Common Stock	Austin, on behalf of of J.A. Lowery 2006 Grandchild Gift Trust	Purchase(1)	2/27/2007	700	5.656
Common Stock	Austin, on behalf of Anna L. Elias Trust	Purchase(1)	2/27/2007	400	5.656
Common Stock	Austin, on behalf of Josiah & Valer Austin Trust	Purchase(1)	2/28/2007	5,000	5.791
Common Stock	Austin, on behalf of Austin-Clark Family Irrevocable Life Insurance Trust	Purchase(1)	2/28/2007	5,000	5.791
Common Stock	Austin, on behalf of Josiah & Valer Austin Trust	Purchase(1)	3/1/2007	5,000	5.845
Common Stock	Austin, on behalf of Austin-Clark Family Irrevocable Life Insurance Trust	Purchase(1)	3/1/2007	5,000	5.845
Common Stock	Austin, on behalf of Josiah & Valer Austin Trust	Purchase(1)	3/20/2007	1,700	5.200
Common Stock	Austin, on behalf of ECH	Purchase(3)	3/22/2007	1,435,381	4.720
Warrant	Austin, on behalf of ECH	Purchase(4)	3/22/2007	Exercisable into 430,614 shares of Common Stock	0.0
Common Stock	Austin, on behalf of ECH	Purchase(1)	3/22/2007	12,000	5.497

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(1) Purchase was made in a broker's transaction in the open market.

(2) Warrants purchased directly from various entities.

(3) Purchased directly from the Company in a private placement transaction.

(4) Warrants received in connection with a private placement transaction without charge.

    (d)     No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

    (e)     Not Applicable.

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: April 2, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH.